SEC FILE NUMBER 001-35915
CUSIP NUMBER 32115D 106

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Check one:
☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐  Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR
For Period Ended: December 31, 2015

☐    Transition Report on Form 10-K
☐    Transition Report on Form 20-F
☐    Transition Report on Form 11-K
☐    Transition Report on Form 10-Q
☐    Transition Report on Form N-SAR
For the Transition Period Ended: ______________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
Not Applicable.

PART I—REGISTRANT INFORMATION

First NBC Bank Holding Company
Full Name of Registrant

N/A
Former Name if Applicable

210 Baronne Street
Address of Principal Executive Office:

New Orleans, Louisiana 70112
City, State and Zip Code

PART II—RULES 12B-25 (B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b‑25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)    The subject annual report, semi-annual report, transition report on Form 10‑K, 20‑F, 11‑K, Form N‑SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion hereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b‑25(c) has been attached if applicable.

PART III—NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed period.

In connection with the preparation of its Form 10-K for the year ended December 31, 2015, the registrant identified errors in its accounting for its Federal and State Historic Rehabilitation tax credit entities and is evaluating the accounting for certain other matters. As a result of the time needed by the registrant to evaluate the impact of the errors in its accounting and assessment of internal control over financial reporting, and for the registrant’s auditors to evaluate the implications of the adjustments on current and historical financial statements and the registrant’s internal control over financial reporting, the registrant requires additional time to complete and file its Form 10-K.

The registrant issued a preliminary earnings release on February 1, 2016 for the quarter ended December 31, 2015. The registrant has determined that the estimates of noninterest expense and income tax benefit contained in this preliminary release will likely be increased, and net income will likely be reduced, from the amounts reported for 2015. The registrant is still trying to evaluate and determine the amount of the adjustments and the impact, if any, to the fourth quarter of 2015, prior quarters of 2015, or prior years. As a result, the information contained in the preliminary earnings release should not be relied upon pending the filing of Form 10-K.

Part IV—Other Information

(1) Name and telephone number of person to contact in regard to this notification
Mary Beth Verdigets	(504)	671-3868
(Name)	(Area Code)	(Telephone Number)

(2)    Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

			☒ Yes ☐ No

(3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The registrant anticipates that the results of operations for the last fiscal year will be impacted by the errors identified in its accounting for its Federal and State Historic Rehabilitation tax credit entities. The registrant is still evaluating the amounts and a reasonable estimate of the results cannot be determined at the time of this filing.

First NBC Bank Holding Company
(Name of Registrant as specified in charter)
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 16, 2016	By:	/s/ Ashton J. Ryan, Jr.
Ashton J. Ryan, Jr.
Chairman, Chief Executive Officer and President